Exhibit 99.1

Borr Drilling Limited –Dividend declaration and key information relating to the cash distribution for the third quarter 2023

Hamilton, Bermuda, December 22, 2023. Borr Drilling Limited (NYSE and OSE: BORR) today announces that the Company’s Board of Directors has approved a cash distribution of paid-in capital of US$0.05 per share for the third quarter of 2023.

Note to shareholders registered in Euronext VPS, the Norwegian Central Security Depository:

Due to implementation of the Central Securities Depository Regulation (CSDR) in Norway, please note the information regarding the payment date for the shares registered in Euronext VPS below.

Key information:

Distribution amount: $0.05 per share
Declared currency: USD. Dividends payable to shares registered with Euronext VPS will be distributed in NOK with fixing date on 22 January, 2024.
Date of approval: 22 December, 2023
Last day including right: 29 December, 2023
Ex-date: 2 January, 2024
Record date: 3 January, 2024
Payment date: On or about 22 January, 2024.

Due to the implementation of CSDR in Norway, distributions payable on shares registered with Euronext VPS is expected to be distributed to Euronext VPS shareholders on or about 25 January, 2024.

This information is published in accordance with the requirements of the Continuing Obligations.